SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
STARBUCKS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 per share (Title of Class of Securities)	855244109 (CUSIP Number of Class of Securities (Underlying Common Stock))
Paula E. Boggs
executive vice president, general counsel and secretary
Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134
(206) 447-1575
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)
Copies To:
Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$57,921,172	$3,232

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 24,952,467 shares of the issuer’s common stock and have an aggregate value of $57,921,172 as of April 24, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$3,232	Filing Party:	Starbucks Corporation
Form or Registration No.:	005-45059	Date Filed:	May 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 1, 2009, relating to an offer by Starbucks Corporation, a Washington corporation (the “Company” or “Starbucks”), to certain partners (at Starbucks and in this Amendment No. 1, Starbucks employees are referred to as partners), subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share (the “Exchange Offer”).
Amended Terms and Conditions of the Exchange Offer
For regulatory purposes, the Company has amended the terms and conditions of the Exchange Offer, as set forth in the Offer to Exchange Certain Stock Options for New Stock Options, dated May 1, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as follows. The following amendments to the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.
1.	Eligibility Criteria. All references in the Offer to Exchange that, in order to be eligible to participate in the Exchange Offer, partners must remain employed by the Company or one of its subsidiaries through the date the new stock options are granted, including but not limited to those on the cover page, in Question 2 of Summary Term Sheet—Questions and Answers and in The Exchange Offer: Section 1, Eligible Stock Options; Eligible Partners; Expiration Date, are revised to state that, in order to be eligible to participate in the Exchange Offer, partners must remain employed by the Company or one of its subsidiaries through the expiration of the Exchange Offer. In addition, all references in the Offer to Exchange to the Company’s ability to exclude partners located outside the United States and statements that the Company reserves the right to withdraw the Exchange Offer in any jurisdiction, including but not limited to those on the cover page, in Question 2 of Summary Term Sheet—Questions and Answers and in The Exchange Offer: Section 1, Eligible Stock Options; Eligible Partners; Expiration Date, are revised to state that the Company may exclude partners located outside the United States, and the Company reserves the right to withdraw the Exchange Offer in a particular jurisdiction, if the Company determines that extending the Exchange Offer in that jurisdiction would have tax, regulatory or other implications that are inconsistent with the Company’s compensation policies and practices.

2.	Conditions of the Exchange Offer. The section of the Offer to Exchange entitled The Exchange Offer: Section 6, Conditions of the Exchange Offer is revised as follows:
a.	The phrase “(including any act or omission by us)” in the first paragraph is deleted.

b.	Paragraph (a) is deleted and replaced with the following:
     “(a) There shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal, before any court, authority, agency or tribunal that challenges the making of the Exchange Offer, the cancellation of surrendered eligible stock options and the grant of new stock options pursuant to the Exchange Offer, or otherwise relates in any manner to the Exchange Offer or that, in our reasonable judgment, could materially and adversely affect our business, financial condition, operating results, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the Exchange Offer to us;”
c.	The introductory clause of paragraph (b), before the bullet points, is deleted and replaced with the following:
     “(b) There shall have been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Exchange Offer or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:”
d.	In paragraph (c):
i.	In the second bullet point, the phrase “any significant change in the market price of the shares of our common stock” is deleted and replaced with the phrase “a material change in the market price of the shares of our common stock that would result in the Exchange Offer no longer having the intended compensatory purpose”, and the word “or” is inserted at the end.

ii.	The word “or” is deleted from the end of the third bullet point.

iii.	The fourth bullet point of paragraph (c) is deleted.
e.	The word “or” is inserted at the end of paragraph (e).

f.	Paragraph (f) is deleted, and accordingly paragraph (g) is re-ordered as paragraph (f).
Amended Items of Schedule TO
Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.
ITEM 1. SUMMARY TERM SHEET.
The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange, as amended by this Amendment No. 1, is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and Address.

The Company is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 2401 Utah Avenue South, Seattle, Washington 98134, and the telephone number at that address is (206) 447-1575.

(b)	Securities.

The Schedule TO, as amended by this Amendment No. 1, relates to an offer by the Company to certain partners, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share. A stock option will be eligible for exchange and referred to herein as an “Eligible Stock Option” if it has an exercise price per share greater than $19.00 and was granted prior to December 1, 2007 under the Company’s Amended and Restated 2005 Long-Term Equity Incentive Plan (the “2005 Plan”), the Amended and Restated Key Employee Stock Option Plan-1994 or the 1991 Company-Wide Stock Option Plan (all three together, the “Plans”). Partners surrendering Eligible Stock Options will receive in exchange new stock options (the “New Stock Options”) to be granted under the 2005 Plan.

The Company is making the offer to all U.S. and international partners who hold Eligible Stock Options and, as of the date the offer commences, are actively employed by the Company or one of its subsidiaries (excluding the Company’s executive officers and other senior officers designated by the Compensation and Management Development Committee of the board of directors (the “Compensation Committee”), members of the board of directors and certain otherwise eligible partners located outside the United States if the Company determines that extending the Exchange Offer in a jurisdiction would have tax, regulatory or other implications that are inconsistent with the Company’s compensation policies and practices). These partners are collectively referred to as the “Eligible Partners.” To remain eligible to surrender Eligible Stock Options for exchange, and receive New Stock Options, the Eligible Partners must be employed by the Company or one of its subsidiaries on the date the Exchange Offer commences and remain employed through the date the Exchange Offer expires. The Eligible Partner also must be eligible to participate in the 2005 Plan.

The actual number of shares of common stock subject to the stock options to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options surrendered by Eligible Partners and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange, as amended by this Amendment No. 1, and in the related accompanying Election Form, filed as Exhibit (a)(1)(H) to the Schedule TO.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under Summary Term Sheet—Questions and Answers, Risk Factors, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Partners; Expiration Date; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of New Stock Options, is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material Terms.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Partners; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of New Stock Options; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment, and Schedules A-O, is incorporated herein by reference.

(b)	Purchases.

Members of the Company’s board of directors, executive officers and other designated senior officers are not eligible to participate in the Exchange Offer. The information set forth in the Offer to Exchange under The Exchange Offer: Section 3, Procedures for Surrendering Eligible Stock Options; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 8, Source and Amount of Consideration; Terms of New Stock Options; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under The Exchange Offer: Section 6, Conditions of the Exchange Offer, is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.
ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for New Stock Options, dated May 1, 2009

(a)(1)(B)*	Form of Cover Letter from Howard Schultz to Eligible Partners, dated May 1, 2009, Regarding Offer to Exchange and Related Matters

(a)(1)(C)*	Letter from Howard Schultz to All Partners, dated May 1, 2009, Announcing Commencement of Stock Option Exchange Program

(a)(1)(D)*	Supplemental Frequently Asked Questions

(a)(1)(E)*	Form of Partner Presentation Materials and Transcript of Presentation to Partners

(a)(1)(F)*	Form of Online Exchange Instructions

(a)(1)(G)*	Screenshots from Stock Option Exchange Program Website

(a)(1)(H)*	Form of Election Form

(a)(1)(I)*	Form of Election Form Rejection Letter

Exhibit No.	Document
(a)(1)(J)*	Form of Notice of Withdrawal

(a)(1)(K)*	Form of Notice of Withdrawal Rejection Letter

(a)(1)(L)*	Form of Reminder Communication to Eligible Partners Regarding Expiration Date

(a)(1)(M)*	Form of Australia Specific Documents

(a)(1)(N)*	Form of Germany Specific Documents

(a)(1)(O)*	Form of Netherlands Specific Documents

(a)(1)(P)*	Form of U.K. Specific Documents

(a)(1)(Q)*	Memo to Partners Regarding Stock Option Exchange Program Informational Sessions

(a)(1)(R)	Annual Report on Form 10-K for the fiscal year ended September 28, 2008 (filed with the Securities and Exchange Commission on November 24, 2008 (SEC File No. 000-20322) and incorporated herein by reference)

(a)(1)(S)	Quarterly Report on Form 10-Q for the quarter ended December 28, 2008 (filed with the Securities and Exchange Commission on February 4, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(a)(1)(T)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(a)(1)(U)	Script for Voicemail to Partners

(a)(1)(V)	Memo to Eligible Partners in Australia Regarding Potential Change in Tax Consequences of Participating in the Exchange Offer, dated May 21, 2009

(b)	Not applicable

(d)(1)	Starbucks Corporation 2005 Amended and Restated Long-Term Equity Incentive Plan, as amended and restated effective March 18, 2009 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(2)	2005 Key Employee Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan, as amended and restated effective November 15, 2005 (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2006 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(3)	2005 Company-Wide Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2005 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(4)	Starbucks Corporation Amended and Restated Key Employee Stock Option Plan-1994, as amended and restated effective March 18, 2009 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(5)	Starbucks Corporation 1991 Company-Wide Stock Option Plan, as amended and restated effective March 18, 2009 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STARBUCKS CORPORATION
By:	/s/ Troy Alstead
Troy Alstead
executive vice president, chief financial officer and chief administrative officer

Date: May 21, 2009

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for New Stock Options, dated May 1, 2009

(a)(1)(B)*	Form of Cover Letter from Howard Schultz to Eligible Partners, dated May 1, 2009, Regarding Offer to Exchange and Related Matters

(a)(1)(C)*	Letter from Howard Schultz to All Partners, dated May 1, 2009, Announcing Commencement of Stock Option Exchange Program

(a)(1)(D)*	Supplemental Frequently Asked Questions

(a)(1)(E)*	Form of Partner Presentation Materials and Transcript of Presentation to Partners

(a)(1)(F)*	Form of Online Exchange Instructions

(a)(1)(G)*	Screenshots from Stock Option Exchange Program Website

(a)(1)(H)*	Form of Election Form

(a)(1)(I)*	Form of Election Form Rejection Letter

(a)(1)(J)*	Form of Notice of Withdrawal

(a)(1)(K)*	Form of Notice of Withdrawal Rejection Letter

(a)(1)(L)*	Form of Reminder Communication to Eligible Partners Regarding Expiration Date

(a)(1)(M)*	Form of Australia Specific Documents

(a)(1)(N)*	Form of Germany Specific Documents

(a)(1)(O)*	Form of Netherlands Specific Documents

(a)(1)(P)*	Form of U.K. Specific Documents

(a)(1)(Q)*	Memo to Partners Regarding Stock Option Exchange Program Informational Sessions

(a)(1)(R)	Annual Report on Form 10-K for the fiscal year ended September 28, 2008 (filed with the Securities and Exchange Commission on November 24, 2008 (SEC File No. 000-20322) and incorporated herein by reference)

(a)(1)(S)	Quarterly Report on Form 10-Q for the quarter ended December 28, 2008 (filed with the Securities and Exchange Commission on February 4, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(a)(1)(T)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(a)(1)(U)	Script for Voicemail to Partners

(a)(1)(V)	Memo to Eligible Partners in Australia Regarding Potential Change in Tax Consequences of Participating in the Exchange Offer, dated May 21, 2009

(b)	Not applicable

(d)(1)	Starbucks Corporation 2005 Amended and Restated Long-Term Equity Incentive Plan, as amended and restated effective March 18, 2009 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(2)	2005 Key Employee Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan, as amended and restated effective November 15, 2005 (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2006 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(3)	2005 Company-Wide Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2005 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(4)	Starbucks Corporation Amended and Restated Key Employee Stock Option Plan-1994, as amended and restated

Exhibit No.	Document
effective March 18, 2009 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(d)(5)	Starbucks Corporation 1991 Company-Wide Stock Option Plan, as amended and restated effective March 18, 2009 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009 (SEC File No. 000-20322) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO